VOZROZHDENIE BANK

File № 82-4257

RECEIVED

2008 JAN 25 A 6:57

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

23/01/2008
N1108/649

[redacted]

08000421

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact

Changes in the Management Board
Information that can materially influence the price of joint-stock company's securities
Decision of the Board of Directors on early termination of authorities of single and / or collective executive body

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2.Content of the Message

1. Date of the meeting of the Board of Directors of the joint-stock company where the relevant decision was made.
January 18, 2008
2. Date and number of the Minutes of Contents of the meeting of the Board of Directors where the relevant decision was made;
January 18, 2008, Minutes №6
3. Decision made by the Board of Directors.
To accept the resignation of Mr. Nikolai Orlov from the Management Board of Bank Vozrozhdenie.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. January 18, 2007	Stamp	

END